Exhibit 99.3

CRH Medical Corporation Increases Total Revenue and Total Operating EBITDA by 63% During the First Quarter of 2017

VANCOUVER, April 26, 2017 /CNW/ - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) (the "Company"), today announced its financial results for the quarter ended March 31, 2017.

This news release should be read in conjunction with the Company's unaudited interim financial statements and management discussion and analysis for the quarters ended March 31, 2017 and 2016 that have been filed on SEDAR and are available at www.sedar.com and on the Company's website at www.crhmedcorp.com

Except where otherwise indicated, all financial information discussed in this document is expressed in USD, represents 100% of the consolidated results of the Company, and includes both the Company's interest in subsidiaries, as well as non-controlling interests in non-wholly owned subsidiaries of the Company.

Consolidated Financial Highlights

	Three Months Ended March 31,
	2017	2016	Change
Anesthesia services revenue	19,762,432	11,436,741	73%
Product revenue	2,776,315	2,400,110	16%
Total revenue	22,538,747	13,836,851	63%

Operating expenses – adjusted [1]
Anesthesia services	9,469,424	5,322,845	78%
Product	1,036,979	998,234	4%
Corporate	984,535	753,551	31%
Total operating expenses – adjusted[1]	11,490,938	7,074,630	62%

Total adjusted operating EBITDA[1]	11,047,809	6,762,221	63%
Shareholders of the Company	7,719,307	5,913,778	31%
Non-controlling interest[2]	3,328,502	848,443	292%

[1]	Non-IFRS measure. Please refer to page 5 of this document for a reconciliation of reported results to non-IFRS measures.
[2]	Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

Edward Wright, Chief Executive Officer of CRH, commented, "I am very pleased with the financial and operational success shown by our first quarter results. Financially we grew both total revenue and total adjusted operating EBITDA by 63% compared to the first quarter of last year. Operationally we completed two acquisitions and announced our first MAC development program." Mr. Wright continued, "While acquiring less than 100% of an anesthesia business will obviously create more rapid increases to non-controlling interests versus purchasing the entire business, our joint venture strategy does significantly increase our opportunities for accretive acquisitions. As a result, our acquisition pipeline remains strong and we are confident in our ability to deliver on our growth strategy."

Results of Operations – Three Months Ended March 31, 2017

Revenues for the quarter ended March 31, 2017 were $22,538,747 compared to $13,836,851 for the quarter ended March 31, 2016. The increase is mainly attributable to revenue contributions from the anesthesia businesses acquired by the Company in the second quarter of 2016, in addition to the acquisitions completed in February and March of 2017.

Revenues from anesthesia services for the quarter ended March 31, 2017 were $19,762,432 compared to $11,436,741 for the first quarter of 2016. The increase was due to the Company's anesthesia acquisitions throughout 2016 and 2017. The Company expects revenue from anesthesia services to continue to increase through organic growth in patient cases and deployment of available capital for future acquisitions.

During the three months ended March 31, 2017 there were no material changes in anesthesia reimbursement rates. However, there was a change in the payor mix in our GAA business as a result of the annual renewal process that insured individuals and companies go through when selecting their plans and providers. Changes in payor mix are normal, especially due to the competitive nature of the renewal process and such changes can have either a positive or negative impact, or no impact at all on our business.

With respect to GAA, the average revenue per case declined by 12% compared to the first quarter of 2016, which was partially offset by an increase in patient cases of 8%. The payor mix changes at GAA relate to a single commercial payor. Any future payor mix changes related to this payor will not be material. There were no material payor mix changes in any of our other anesthesia entities. The Company's continued expansion of its anesthesia business has and is expected, in future, to mitigate the effect these kinds of changes in payor mix can have on our financial results.

In the quarter ended March 31, 2017, the anesthesia services segment serviced 42,363 patient cases compared to 24,440 patient cases during the quarter ended March 31, 2016.

Revenues from product sales for the quarter ended March 31, 2017 were $2,776,315 compared to $2,400,110 for the first quarter of 2016. The increase in product sales is the result of the continuing successful execution of the Company's direct to physician program that allows physicians to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience.

As of March 31, 2017, the Company has trained 2,490 physicians to use the O'Regan System, representing 963 clinical practices. This compares to 2,240 physicians trained, representing 842 clinical practices, as of March 31, 2016.

For the quarter ended March 31, 2017, total adjusted operating expenses were $11,490,938 compared to $7,074,630 for the quarter ended March 31, 2016. Increases in adjusted operating expenses are primarily related to adjusted operating expenses in the anesthesia services business. Factors impacting the fluctuation of total adjusted operating expenses are consistent with those impacting operating expenses.

Anesthesia services adjusted operating expenses for the quarter ended March 31, 2017 were $9,469,424, compared to $5,322,845 for the first quarter of 2016. Anesthesia services adjusted operating expenses primarily include labor related costs for Certified Registered Nurse Anesthetists and MD anesthesiologists, medical drugs and supplies, and billing and management related expenses. The Company's first anesthesia acquisition was in the fourth quarter of 2014, with further acquisitions completed in 2015, 2016 and 2017. As a result, 2017 is not directly comparable to 2016, with the majority of the increase relating to operating expenses for acquired companies.

Product sales adjusted operating expenses for the quarter ended March 31, 2017 were $1,036,979 compared to $998,234 for the quarter ended March 31, 2016. The increase in product sales adjusted operating expenses compared to 2016 is a reflection of higher employee-related costs as a result of increased sales activity.

Corporate adjusted operating expenses for the quarter ended March 31, 2017 were $984,535 compared to $753,551 for the quarter ended March 31, 2016. The increase in corporate adjusted operating expenses from 2016 is primarily due to higher professional fees and employee-related costs, and, in general, is reflective of the increasing complexity of our business, which is increasing our compliance costs.

Adjusted operating EBITDA attributable to shareholders of the Company for the quarter ended March 31, 2017 was $7,719,307, an increase of $1,805,529 from the quarter ended March 31, 2016. The increase in adjusted operating EBITDA attributable to shareholders is primarily a reflection of the adjusted operating EBITDA contribution from the Company's anesthesia services providers acquired in 2016 and most recently in 2017.

Adjusted operating EBITDA attributable to non-controlling interest was $3,328,502 for the quarter ended March 31, 2017. This comprises the non-controlling interests' share of revenues of $5,574,370 and adjusted operating expenses of $2,245,868.

Total adjusted operating EBITDA was $11,047,809 for the quarter ended March 31, 2017, an increase of $4,285,588 from the same period in 2016.

At March 31, 2017, the Company had $9,232,240 in cash and cash equivalents compared to $9,507,004 at the end of 2016. The decrease in cash and equivalents is primarily a reflection of cash generated from operations, less cash used to finance acquisitions during the first quarter of 2017.

Working capital was $9,859,625 compared to working capital of $9,657,303 at December 31, 2016. The Company expects to meet its short-term obligations, including short-term obligations in respect of its notes payable and deferred consideration through cash earned through operating activities.

Conference Call

CRH will host a conference call to discuss its results on Thursday, April 27, 2017, at 11:00 am EST (08:00 am PST). To participate in the conference, please dial 1-800-319-4610, or 1-604-638-5340.

An audio replay of the conference will be available shortly after the call by dialing 1-855-669-9658, or (604) 674-8052 and access code 1307. The replay will be available until May 11, 2017.

About CRH Medical Corporation

CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. The CRH O'Regan System is a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states. In 2014, CRH acquired Gastroenterology Anesthesia Associates, LLC ("GAA"), a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures. Since then, CRH has incorporated ten additional acquisitions to its anesthesia business. CRH Anesthesia now services 27 ambulatory surgical centers in seven states and performs approximately 185,000 procedures annually.

Non-IFRS Measures

This document makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company's financial information reported under IFRS. Management uses non-IFRS measures such as operating expenses – adjusted and operating EBITDA to provide investors with a supplemental measure of the Company's operating performance and thus highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

Adjusted operating EBITDA

For the three months ended	2017	2016				2015
(USD in thousands)	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Adjusted operating EBITDA attributable to:
Shareholders of the Company	7,719	10,281	9,122	7,054	5,914	6,797	5,758	5,775	5,093
Non-controlling interest	3,328	4,219	2,533	1,518	848	465	142	-	-
Total adjusted operating EBITDA	11,047	14,500	11,655	8,572	6,762	7,263	5,900	5,775	5,093
Amortization expense	(5,059)	(4,715)	(4,711)	(2,925)	(2,475)	(2,188)	(1,745)	(1,459)	(1,402)
Depreciation and related expense	(13)	(30)	(31)	(30)	(15)	(18)	(17)	(17)	(12)
Stock based compensation	(906)	(525)	(297)	(290)	(264)	(261)	(1,001)	(1,145)	(343)
Acquisition expenses	(127)	(58)	(21)	(286)	(62)	(123)	(221)	-	(16)
Impairment of inventory	-	-	-	-	-	-	(241)	-	-
Impairment of intangible assets	-	-	-	-	-	-	(390)	-	-
Operating income	4,946	9,172	6,595	5,041	3,946	4,673	2,285	3,154	3,320
Net finance income (expense)	(1,246)	(1,175)	(1,381)	(2,156)	289	(5,914)	(1,013)	(4,492)	(1,665)
Income tax (expense) recovery	(397)	(1,643)	(188)	(1,219)	(1,205)	1,541	442	661	270
Net and comprehensive income (loss)	3,302	6,354	5,026	1,666	3,030	300	1,714	(677)	1,925

Adjusted operating expenses

For the three months ended	2017	2016				2015
(USD in thousands)	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar

Anesthesia services - adjusted operating expense	9,469	9,492	8,794	6,158	5,323	5,061	4,023	3,460	2,984
Amortization expense	5,056	4,715	4,711	2,925	2,475	2,188	1,745	1,459	1,403
Depreciation and related expense	2	1	3	2	2	4	3	2	-
Stock based compensation	149	120	38	27	17	12	13	10	2
Acquisition expenses	127	58	21	286	62	123	221	-	-
Impairment of intangible assets	-	-	-	-	-	-	390	-	-
Anesthesia services expense	14,803	14,386	13,567	9,398	7,879	7,389	6,395	4,931	4,389

Product sales - adjusted operating expense	1,037	1,083	974	1,004	998	950	888	981	904
Amortization expense	5	-	-	-	-	-	-	-	-
Depreciation and related expense	8	15	15	15	1	1	1	1	1
Stock based compensation	110	125	90	99	84	81	106	80	136
Impairment of inventory	-	-	-	-	-	-	241	-	-
Product sales expense	1,160	1,223	1,079	1,118	1,083	1,031	1,236	1,062	1,041

Corporate - adjusted operating expenses	985	746	684	853	754	664	798	665	638
Amortization expense	(4)	-	-	-	-	-	-	-	-
Depreciation and related expense	3	14	14	13	13	14	14	14	11
Stock based compensation	647	280	169	164	162	167	882	1,056	205
Acquisition expenses	-	-	-	-	-	-	-	-	16
Corporate expense	1,630	1,040	867	1,030	929	845	1,694	1,735	870

Total adjusted operating expense	11,491	11,321	10,453	8,015	7,075	6,675	5,709	5,106	4,527
Total operating expense	17,593	16,649	15,514	11,546	9,891	9,265	9,325	7,728	6,300

Forward-looking Statements

Information included or incorporated by reference in this document may contain forward-looking statements. This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "plan," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. Certain risks underlying our assumptions are highlighted below; if risks materialize, or if assumptions prove otherwise to be untrue, our results will differ from those suggested by our forward-looking statements and our results and operations may be negatively affected. Forward-looking statements in this document include statements regarding profitability, additional acquisitions, increasing revenue and Operating EBITDA, continued growth of our business in line with historical growth rates, trends in our industry, financing plans, our anticipated needs for working capital and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it and disclaims any intent or obligations to update or revise publicly any forward-looking statements, whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking information reflects management's current expectations regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: risks related to our need to raise additional capital to fund future operations; various restrictive covenants and events of default under our Credit Facilities; the possibility that we may still be able to incur substantially more debt, which could further exacerbate the risks associated with increased leverage despite current indebtedness levels; ASCs or other customers may terminate or choose not to renew their agreements; the CMS may review and reduce the reimbursement of anesthesia procedure codes relevant to GI procedures; a significant number of our affiliated physicians could leave our affiliated ASCs; we may be unable to enforce the non-competition and other restrictive covenants in our agreements; change in the regulations or regulatory interpretations may obligate us to re-negotiate agreements of our anesthesiologists or other contractors; we may not be able to successfully recruit and retain qualified anesthesiologists or other independent contractors; failure to manage third-party service providers may adversely affect our ability to maintain the quality of service that we provide; the continuing development of our products and provision of our services depends upon us maintaining strong relationships with physicians; we may or may not successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances, and such acquisitions could result in unforeseen operating difficulties and expenditures, or require significant management resources and significant charges; we may be adversely affected if we lose any member of our senior management that has been key to our growth; we may not be able to effectively undertake or manage our growth initiatives; if we are unable to manage growth, we may be unable to achieve our expansion strategy; the ACA reform in the United States may have an adverse effect on our business, financial conditions, results of operations and cash flows and the trading price of our securities; changing legislative and regulatory requirements and healthcare spending and pricing pressures may adversely affect our business; the policies of health insurance carriers may affect the amount of revenue the Company receives; we operate in an industry that is subject to extensive federal, state, and local regulation, and changes in law and regulatory interpretations; our industry is already competitive and could become more competitive; unfavorable changes or conditions could occur in the states where our operations are concentrated; if there is a change in federal or state laws, rules, regulations, or in interpretations of such federal or state laws, rules or regulations, we may be required to redeem our physician partners' ownership interests in anesthesia companies under the savings clause in our joint venture operating agreements; changes in the United States federal Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations could result in criminal offences and potential sanctions; government authorities or other parties may assert that our business practices violate antitrust laws; our common shares may be subject to significant price and volume fluctuations; if we were to lose our foreign private issuer status under United States federal securities laws, we would likely incur additional expenses associated with compliance with United States securities laws applicable to United States domestic issuers; significant shareholders of the Company could influence our business operations and sales of our shares by such significant shareholders could influence our share price; anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders; continuing unfavorable economic conditions could have an adverse effect on our business; changes in the medical industry and the economy may affect the Company's business; income tax audits and changes in our effective income tax rate could affect our results of operations; our dependence on suppliers could have a material adverse effect on our business, financial condition and results of operations; our industry is subject to health and safety risks; adverse events related to our product or our services may subject us to risks associated with product liability, medical malpractice or other legal claims, insurance, recalls and other liabilities, which may adversely affect our operations; our industry is the subject of numerous governmental investigations into marketing and other business practices, which could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations; we may be subject to a variety of regulatory investigations, claims, lawsuits, and other proceedings; if we are unable to adequately protect or enforce our intellectual property, our competitive position could be impaired; the Company may not be successful in marketing its products and services; evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; we may be subject to criminal or civil sanctions if we fail to comply with privacy regulations regarding the use and disclosure of patient information; our employees and third-party contractors may not appropriately record or document services that they provide; we may write-off intangible assets; we may face exposure to adverse movements in foreign currency exchange rates; our employees and business partners may not appropriately secure and protect confidential information in their possession; we are dependent on complex information systems; conflicts of interest may arise among the Company's officers and directors as a result of their involvement with other companies.

For a complete discussion of the Company's business including the assumptions and risks set out above, see the Company's Annual Information Form which is available on SEDAR at www.sedar.com.

SOURCE CRH Medical Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2017/26/c5456.html

%CIK: 0001461119

For further information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com/

CO: CRH Medical Corporation

CNW 17:00e 26-APR-17